MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2500, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

August 17, 2005

3.	News Release

A press release dated August 17, 2005, disclosing in detail the material summarised in this material change report, was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on August 17, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On August 17, 2005, TransGlobe announced a successful well on Block 32 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

August 17, 2005

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
WELL RESULTS IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Wednesday, August 17, 2005 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce a successful well on Block 32 in the Republic of Yemen.

BLOCK 32, REPUBLIC OF YEMEN (13.81% working interest)

The Tasour #19, an appraisal well located at a southwest extension of the Tasour Field will now be completed as a new Qishn producer. Tasour #19 was an extended reach, high angle exploration/appraisal well with the objective to appraise the central southwest portion of the Tasour field and to evaluate a potential Basement exploration prospect located south of the main Tasour field in Block 32. The well was directionally drilled to a total depth of 2,997 meters and did not reach the Basement due to massive lost circulation and drilling difficulties in the Naifa carbonates. It was therefore decided to complete the well as a Qishn producer and accelerate increased production from the Tasour field. The operator expects the Tasour #19 well to increase the Tasour field production by 2,000-3,000 Bopd (275-414 Bopd to TransGlobe). A dedicated well into the Basement prospect is planned at a later stage and will be drilled from a more optimal surface location to reduce hole angle. It is anticipated that a drilling rig will return to Block 32 in October 2005 for a two well program.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & CEO	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com